U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                            SEC NUMBER:       0-20728
                                              -------

                            CUSIP NUMBER:     766721 10 4
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(Check One):

         [X] Form 10-K and Form 10-KSB
         [ ] Form 20-F
         [ ] Form 11-K
         [ ] Form 10-Q and Form 10-QSB
         [ ] Form N-SAR
         For Period Ended:                  December 31, 1996
                                            -----------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         N/A
         ---


PART I -- REGISTRANT INFORMATION

         RIMAGE CORPORATION
         -------------------------
         Full Name of Registrant


         N/A
         -------------------------
         Former Name if Applicable


         7725 WASHINGTON AVENUE SOUTH
         ------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)


         MINNEAPOLIS, MINNESOTA  55439
         ------------------------------------------------------------
         City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-K or Form
                  N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is unable to file its Form 10-KSB within the prescribed period principally because additional time has been needed to determine the amount and treatment of the Registrant's deferred tax liabilities. Recent changes in management, including changes in the positions of principal financial officer and principal accounting officer, have also affected the time needed to complete the Registrant's Form 10-KSB.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         MARTY HOHL           (612)            946-4557
         ----------------------------------------------------------
         (Name)               (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes                    [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes                    [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant will report a consolidated net loss of $5,179,000 for the fiscal year ended December 31, 1996, compared to a consolidated net loss of $1,383,000 for the fiscal year ended December 31, 1995. Results of operations for 1996 were negatively affected as a result of the shutdown of certain non-core business facilities and divisions resulting in a charge of approximately $845,000 and a deferred tax asset write-down of $751,000. In addition, the Registrant did not recognize a deferred tax benefit of approximately $1,500,000 associated with losses generated in 1996.


                               RIMAGE CORPORATION
                         ------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:             MARCH 31, 1997            By:  /s/ Bernard P. Aldrich
                  --------------                     -------------------------
                                                     Bernard P. Aldrich
                                                     President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).